P.E. 12/14/01

02012233

U.S. POST OFFICE
DELAYED

RECEIVED
JAN 28 2002

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated Dec 14, 2001

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

VODAFONE GROUP PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

Plf/hld/Form6-k/1

This Report on Form 6-K contains the following:-

1. News release dated November 9, 2001 entitled "VODAFONE OPENS OFFICES IN BEIJING AND HONG KONG".
2. News release dated November 12, 2001 entitled "VODAFONE UK COMES TOP IN LATEST OFTEL CUSTOMER USER SATISFACTION SURVEY".
3. News release dated November 19, 2001 entitled "NEW PAY AS YOU TALK ELECTRONIC SWIPE CARD SOLUTION FROM VODAFONE".
4. News release dated November 20, 2001 entitled "VODAFONE – THE UK'S BEST MOBILE NETWORK".
5. News release dated November 29, 2001 entitled "I'M ONLINE. HOW ARE YOU?".
6. News release dated November 30, 2001 entitled "VODAFONE PUTS THE FUN AND GAMES INTO THE FAMILY CHRISTMAS".

This Report on Form 6-K contains Stock Exchange Announcements dated November 13, 2001, November 16, 2001, November 20, 2001 and December 14, 2001.

news release

vodafone

2001/140

9 November 2001

VODAFONE OPENS OFFICES IN BEIJING AND HONG KONG

Vodafone Group Plc ("Vodafone") today announces the opening of its China office in Beijing and Hong Kong. The opening coincides with China's entry into the World Trade Organisation (WTO) and underscores Vodafone's positive outlook on China's mobile telecommunications industry.

Sir Christopher Gent, Chief Executive of Vodafone, attended the ceremony held at the China World Tower, China World Trade Centre and said, "It is no coincidence that we have timed the opening of our offices with China joining the WTO. The opening of our offices demonstrates our realisation of the potential of the Chinese mobile market as well as our commitment to our partnership with China Mobile."

In February this year, Vodafone and China Mobile (Hong Kong) Limited ("CMHK") signed a Strategic Alliance Agreement. The agreement outlines a long-term commitment between the parties and provides for close co-operation in many areas, including:

- the exchange and sharing of corporate management, technical and operational expertise and resources;
- joint research and development;
- the introduction of global products and services for the mobile community; and
- the development and implementation of standards and protocols relevant to mobile communications.

Together Vodafone and CMHK now serve over 210 million venture customers in the world, approximately 25% of all mobile users worldwide.

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More/...

Vodafone Group Plc
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX, England
Telephone: (07000) 500100, Facsimile: (01635) 677139
World-Wide Web Home Page http://www.vodafone.com

For further information contact:

Vodafone Group Plc

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Head of Group Investor Relations

Darren Jones, Senior Investor Relations Manager

Jon Earl, Investor Relations Manager

Tel: +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges/John West

Tel: +44 (0) 20 7600 2288

NOTES TO EDITORS:

About Vodafone

Vodafone Group Plc is the world's largest mobile telecommunications company with interests in 28 countries across five continents and approximately 95.6 million proportionate customers worldwide.

About China Mobile (Hong Kong) Limited

China Mobile (Hong Kong) Limited is the 2nd largest mobile telecommunications company in the world, having a subscriber base of 63.8 million in September 2001. The company is the leading cellular operator in China and now operates in 13 provinces and municipalities in China, serving a geographically contiguous market covering all the coastal regions of mainland China with 628 million people.

news release

vodafone

2001/141
12 November 2001

VODAFONE UK COMES TOP IN LATEST OFTEL CONSUMER USER SATISFACTION SURVEY

Vodafone UK has come top in Oftel's latest quarterly residential survey, with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the survey, undertaken by MORI for OFTEL, Vodafone has outstripped its network competitors standing 4 percentage points above the average for the industry and the same distance ahead of its nearest rival.

"Vodafone is 100% focused on driving continual improvement in customer satisfaction through all areas of its service – from geographical coverage, through diversity and value of its price plans, to the broad range and customer appeal of the products and services we offer," said Gavin Darby, Chief Operating Officer of Vodafone UK. "I am delighted to see that our efforts continue to win through. Our business imperative is to ensure customers stay with Vodafone, and we are already working on plans to enhance our service further in the coming year," concluded Darby.

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NOTES TO EDITORS:

1. Comparison chart
% UK mobile customers satisfied with overall mobile phone service
Base: UK mobile users, Aug '01 (Base: 1467, 'don't knows' have been excluded)



All mobile users
94%
Vodafone
98%
BT Cellnet
94%
Orange
93%
One2One
89%
60%
65%
70%
75%
80%
85%
90%
95%
100%

Source OFTEL

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478
www.vodafone.co.uk

More/...

2. The OFTEL survey, carried out by MORI, interviewed UK adult mobile owner/users and considered a range of factors which are detailed in full in Chapter 7 of the OFTEL survey. The survey can be found at:
http://www.oftel.gov.uk/publications/research/2001/q6mobr1101.htm

3. The August 2001 Consumers' Use of Mobile Telephony survey (published November 2001) is the 6th consecutive quarterly survey. Vodafone has attained the top position on 3 occasions.

4. Vodafone UK with its 12.8 million customers, is part of the world's largest mobile community. Vodafone UK's principal business is the operation of a digital cellular radio network although Vodafone UK supplies products and services to independent outlets and has a wholly owned distribution channel with over 300 retail stores in the UK. Vodafone UK also has a record of successful technical innovation in the areas of messaging, wireless data applications and information services. The Newbury-based company currently employs over 10,000 people across the UK. Its parent company, Vodafone Group Plc, has grown to become the world's largest mobile telecommunications company, with interests in 28 countries and more than 95 million customers across the globe.

For further information contact:
Anna Cloke, Head of UK Corporate Communications
Julien Cozens, PR Manager
Telephone: +44 (0) 7000 500100
E-mail: press.office@vodafone.com

news release vodafone

2001/143
19 November 2001

NEW PAY AS YOU TALK ELECTRONIC SWIPE CARD SOLUTION FROM VODAFONE

Vodafone UK has introduced a quicker and easier way for Pay as you Talk customers to TopUp their calling credit. With the new type of **electronic swipe card**, customers just decide how much they want to spend, swipe their card and then talk or text.

The electronic swipe card is simple, secure and convenient. It is linked to a personal mobile number and the calling credit is safeguarded against theft. If a customer loses their card, there is no need to worry – they simply pick up another one.

Unlike scratch cards, this new electronic version can be used again and again to TopUp, although the familiar denominations of £5, £10, £15 and £25 remain the same. In addition, if people are in a hurry they can TopUp before linking the swipe card with their mobile number, this also means that the card can be used as a gift. No need to ever know somebody's mobile number, a TopUp swipe card with calling credit could be **the ideal stocking filler this Christmas.**

The TopUp swipe card can be used in over 35,000 retail outlets across the UK with terminals located in Vodafone Stores, many convenience stores, major high street retailers and selected garages. Customers will be able to credit calling time using cash or cheque, or alternatively with a credit or debit card.

The new card will be supported in store with a comprehensive point of sale package including leaflets, posters and till displays. For the retailer its design means it offers greater security against theft than scratch cards. A direct marketing campaign for the new swipe card, to both existing and new customers, will accompany the launch.

The new swipe cards will be available alongside the existing scratch cards and personalised electronic TopUp cards.

- ends -

For further information contact:
Ally Major or Bryony Clow,
At the Vodafone Group Press Office
Telephone: 07000 500100
E-mail: press.office@vodafone.com

news release

vodafone

2001/144
20 November 2001

VODAFONE – THE UK'S BEST MOBILE NETWORK

Vodafone UK, part of the world's largest mobile community, has come first in the most recent Oftel nationwide drive-around call success rate survey, with a national average of 97.4%. Vodafone topped the charts in six out of nine UK regions, with the biggest leads of nearly 2% being recorded in Scotland and the South East.

Earlier this month, Vodafone UK also came top in Oftel's quarterly residential survey, with 98% of Vodafone mobile customers surveyed being satisfied with the overall service provided by the company. **The simultaneous first places for Vodafone from both these surveys confirm Vodafone's place as the UK's best mobile network.**

Gavin Darby, Chief Operating Officer of Vodafone UK commented: "These results reflect the very high importance Vodafone has attached to call success rates and customer satisfaction. The results are even more impressive when you consider that during the survey period, Vodafone UK's customer base increased by 500,000 new customers in addition to the many overseas visitors to the UK who roam on the Vodafone network during the summer months."

- ends -

For further information contact:
Libby Pritchard or Anna Cloke
At the Vodafone Group Press Office
Tel: 07000 500100
Email: press.office@vodafone.com

More/...

NOTES TO EDITROS:

1 For full details and results of the survey, visit:
http://www.oftel.gov.uk/publications/research/2001/call_survey/index.htm

2 Further of OFTEL'S customer satisfaction survey are at:
http://www.oftel.gov.uk/publications/research/2001/q6mobr1101.htm

VODAFONE UK

Vodafone UK is part of the world's largest mobile community, Vodafone Group Plc. Vodafone UK has 12.8 million customers and the largest share of the corporate mobile communications market. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 300 networks in 129 countries.

vodafone

2001/145

29 November 2001

I'M ONLINE. HOW ARE YOU?

Vodafone is the first UK mobile network to offer businesses the 'real' Internet the moment they want it

From **1 December 2001, Vodafone** business customers can benefit from an easy one-click* connection to the **real** Internet from laptops, handheld PCs and other devices via a GPRS mobile phone. Thanks to the introduction of the **UK's first full GPRS Internet Access service,** businesses will have a new and faster route to finding the information that matters – when it matters, wherever they are.

Using a GPRS mobile phone, in conjunction with a laptop or handheld PC and **Vodafone's Connect Me** software, business users can effortlessly access their Internet e-mail, the same web sites that they access from work or at home and any other business specific Internet applications no matter where they are. **Connect Me** is available free of charge from 1 December 2001 from Vodafone Stores, independent dealers and service providers - in CD format, or as a download from www.vodafone.co.uk - making connection to the real Internet simple.

For example, business executives travelling to unfamiliar cities can access travel and hotel information, find a map of meeting locations, check into relevant websites to review any recent announcements or even identify a restaurant for dinner. And, if their client has a pricing or complex product enquiry, they can access the information from the company website more quickly and easily than before.

"Gone are the days when a business user had to worry about hotel phone charges or the embarrassment of asking to use a client's phone line or PC to connect to the Internet," comments Gavin Darby, Chief Operating Officer, Vodafone UK.

"By providing our business customers with seamless connection and faster access to the web on the move, Vodafone is ensuring they are permanently in touch with the information they need to do their job more efficiently. What's more, businesses only pay for the amount of data they send and receive, not for the time they are connected."

Vodafone Internet Access follows the introduction earlier this year of its **WAP and Remote Access GPRS services** – offering, amongst other benefits, timely and simple access via a mobile phone to information stored on the company's corporate network. It delivers a service similar to that over a fixed line (PSTN) connection, meaning business users will benefit from greater flexibility and freedom in and around the work place - whether using email on the move, checking information for clients or even finding out the latest news on their competitors before attending meetings or preparing proposals.

- ends -

For further information contact:
Janine Young or Lucy Rich
At the Vodafone Group Press Office
Telephone: 07000 500100
E-mail: press.office@vodafone.com

More/...

NOTES TO EDITORS:

* Vodafone's GPRS connection software, **Connect Me** means that business customers do not have to take the time to manually configure their laptops. Vodafone Connect Me software is available free of charge on CD-ROM or can be downloaded from www.vodafone.co.uk, where existing handheld PC users can also download a manual configuration guide. All new handheld PCs purchased from Vodafone Stores will be pre-configured to use the service.

GPRS Terminals

Vodafone UK currently has ten GPRS terminals within its approved range, all of which support Vodafone Internet Access.

GPRS Price Plans

Price Plan	Monthly Access Charge (ex VAT)	Inclusive Bundled Data MB per month	Data Charges MB (ex VAT)
Vodafone GPRS	£0.00	0	£0.017 per KB
Vodafone GPRS 1	£6.37	1	£4.25
Vodafone GPRS 5	£14.89	5	£2.90
Vodafone GPRS 15	£23.83	15	£1.49
Vodafone GPRS 40	£44.00	40	£1.00
Vodafone GPRS 100	£100.00	100	£1.00
Vodafone Volume Tariff (for 25 or more subscriptions)	£10.00	0	£1.00

There is no additional access charge for **Vodafone Internet Access** over and above the standard GPRS Price Plans and, as customers are only charged for the data they send or receive, thinking and reading is free.

GPRS price plans are in addition to GSM price plans.

Vodafone UK

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in the Oftel's nationwide drive-around call success rate survey we achieve an average of 97.4% - topping the charts in six out of nine UK regions, with the biggest leads of nearly 2% being recorded in Scotland and the South East.

Vodafone UK has 12.8 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 301 networks in 129 countries.

news release

vodafone

2001/146
30 November 2001

VODAFONE PUTS THE FUN AND GAMES INTO THE FAMILY CHRISTMAS

It's Christmas Day and you know the routine by now. Your little brother will wake you at the crack of dawn to show you his Harry Potter lunchbox. Gran will insist on watching the Queen's Speech and then promptly fall asleep before the end of the National Anthem. And even though there will be the annual argument between Dad and Gran over James Bond v the Von Trapp Family, Mum will still insists on a family game of Pictionary after dinner. But what happens if the sherry has gone down too well and you're left alone with a houseful of snoring relations and no-one to play with?

Well fear not. From December **Vodafone UK**, in association with **Motorola,** launch **two new SMS games, Trivial Pursuit™,** based on everyone's favourite boardgame and the very wacky **Zobmondo!!™.** Play Trivial Pursuit on your Vodafone mobile phone and save yourself the argument with Dad over the correct answer to the "What is the capital of Bolivia?"

To play Trivial Pursuit™, simply send the text message "TP" with your name to "8556" for example "TP Mike" and you will then be sent the terms and conditions. If you accept send "OK" and you will be sent your first question together with a choice of three answers. Simply reply with the correct answer to each question to win a 'wedge'. If you answer all six questions and your score is impressive enough, your name will be listed on the Hall of Fame.

If Trivial Pursuit doesn't rock your boat try **Zobmondo!!™.** This game is based on the "Would you Rather" concept and give you a list of bizarre choices to make. A typical question could be "Would You Rather... A: Be hairy like a big foot? or... B: Have a body odour that can be detected across the street?" Players are asked to guess which question got the highest percentage with previous players. You will then receive scores based on how well you have guessed. The object is to attain a score which gets you into the Zobmondo!!™ Hall of Fame. **To play send the text message "Z" and your chosen nickname,** for example "Z Mike" to **"8756".**

Christmas Gifts

Not only does Vodafone provide your post-Christmas dinner entertainment - it's giving out presents all round. For the first time customers, new and existing, will receive a host of mobile goodies to help then make the most of their phones and get rid of those January blues! From January to the end of the month, every Vodafone customer can get free Voicemail, WAP access, ringtones & graphics, Footie on the Fone, Vizzavi text alerts and **try SMS Trivial Pursuit™ free for the whole month.** This means you can improve your score thoughout the month without having to spend money at a time when finances are traditionally stretched.

More/...

Vodafone UK Limited
The Courtyard, 2-4 London Road, Newbury, Berkshire RG14 1JX
Telephone: (07000) 500100, Facsimile: (01635) 677139 / 674478
www.vodafone.co.uk

For more information on the Trivial Pursuit and Zobmondo!!™ SMS games from Vodafone, visit the Vodafone website, www.vodafone.co.uk

- ends -

For further information contact:
Ally Major or Janine Young
at the Vodafone Group Press Office
Telephone: 07000 500100
E-mail: press.office@vodafone.com

NOTES TO EDITORS:

- All text messages sent and received will be charged at the standard rate, 12p (including VAT).
- The current top ten players in each game can be checked out on a daily, weekly and monthly basis.
- Zobmondo!!™ is a Registered Trademark of Zobmondo!!™ Entertainment. Zobmondo!!™ mobile game designed and hosted by Codeonline Ltd. © 2001 Motorola Inc. All Rights Reserved.
- Trivial Pursuit™ is a Registered Trademark of Horn Abbot International Ltd. Licensing by Hasbro Consumer Products. Trivial Pursuit™ mobile game design and hosted by Codeonline Ltd. © 2001 Motorola Inc. All rights reserved.
- The capital of Bolivia is La Paz

VODAFONE UK

Vodafone UK has been rated best network for customer satisfaction and network quality. In November 2001, Vodafone UK came top in Oftel's quarterly residential survey with 98% of mobile customers surveyed using the Vodafone network being satisfied with the overall service provided by the company. In the same month, Vodafone UK came first in the Oftel's nationwide drive-around call success rate survey we achieve an average of 97.4% - topping the charts in six out of nine UK regions, with the biggest leads of nearly 2% being recorded in Scotland and the South East.

Vodafone UK has 12.8 million customers, the largest share of the corporate mobile communications market and is part of world's largest mobile community. The Newbury-based company offers mobile voice and data communications including GPRS, which was introduced to the corporate market in April 2001 and consumers in June 2001. The Vodafone UK network covers 99% of the population and transmits approximately 9 million text messages every day. Vodafone UK was the world's first mobile operator to introduce international roaming, and currently offers its customers roaming on 300 networks in 129 countries.

MOTOROLA

Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2000 were $37.6 billion.

Motorola has been operating in the UK since 1967 and is one of the largest electronics manufacturing employers in the UK. Sales in 2000 were £3.9 billion, of which £3.2 billion was exports, making the company one of the UK's top ten exporters.

STOCK EXCHANGE ANNOUNCEMENT
Announced at 16:52 hrs
13 November 2001

RTF No: 0714N
13 November 2001 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 13 November by William M Mercer Limited that on 12 November 2001 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 174p per share pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

	No. of shares
Mr P R Bamford	764
Sir Christopher Gent	690
Mr J M Horn-Smith	764
Mr K J Hydon	764

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 14:56 hrs
16 November 2001

RTF No: 2755N
16 November 2001 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised today by Orbis Pension Trustees Limited, trustee of the Vodafone Group Employee Trust, that on 15 November 2001 as a result of dividend reinvestments by the trustee the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 184.875p per share pursuant to their participation in the Vodafone Group Short Term Incentive Plan and the Vodafone Group Long Term Incentive Plan;

Director	shares
Sir Christopher Gent	1,557
Mr P R Bamford	546
Mr J M Horn-Smith	869
Mr K J Hydon	824

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 14.54 hrs
20 November 2001

RTF No: 4189N
For immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that today Mr Kenneth John Hydon, a director of the Company, exercised an option granted to him under the Company's Savings-Related Share Option Scheme in July 1996 at an option price of 38.6p per share in respect of 17,875 ordinary shares of US$0.10 each. As a result of this transaction Mr Hydon has an interest, excluding unexercised share options, in 1,244,575 ordinary shares of US$0.10 each in the Company.

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT
Announced at 09:45 hrs
14 December 2001

AVS No: 334713
RTF No: 7001O
14 December 2001 - for immediate release

Vodafone Group Plc ("the Company")

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 13 December 2001 by Mourant that on 12 December 2001 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 180p per share pursuant to the rules of the Vodafone Group Profit Sharing Scheme:

	No. of shares
Mr P R Bamford	738
Sir Christopher Gent	666
Mr J M Horn-Smith	738
Mr K J Hydon	738

S R Scott
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 14 , 2001

By: Stephen Scott
Name: Stephen R. Scott
Title: Company Secretary